calculation of registration fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Unsecured Notes	$500,000,000.00	$15,350.00
PROSPECTUS	Pricing Supplement Number: 4561
Dated March 29, 2006	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT	Dated March 8, 2007
Dated March 29, 2006	Registration Statement: No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Floating Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	March 8, 2007
Settlement Date (Original Issue Date):	March 13, 2007
Maturity Date:	March 12, 2010
Principal Amount:	US$500,000,000
Price to Public (Issue Price):	100.000%
Agents Commission:	0.090%
All-in Price:	99.910%
Accrued Interest:	N/A
Net Proceeds to Issuer:	US$499,550,000
Interest Rate Basis (Benchmark):	Prime Rate
Index Currency:	U.S. Dollars
Spread (plus or minus):	Minus 2.85%
Index Maturity:	Overnight
Interest Payment Period:	Quarterly
Interest Payment Dates:	Quarterly on the 12th day of each March, June, September, and December, commencing June 12, 2007 (Short first coupon) and ending on the Maturity Date

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Filed Pursuant to Rule 424(b)(3)
Dated March 8, 2007
Registration Statement No. 333-132807

Initial Interest Rate:	To be determined one Business Day prior to the Original Issue Date. See "Additional Terms-Interest" below
Interest Reset Periods and Dates:	Daily, on each Business Day
Interest Determination Date:	One Business Day prior to the Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
CUSIP:	36962G2K9
ISIN:	US36962G2K92

Investing in the Notes involves risks. See "Risks of Foreign Currency Notes and Indexed Notes" on page 2 of the accompanying prospectus supplement and "Risk Factors" on page 2 of the accompanying prospectus.

Additional Terms:

Interest

The interest rate applicable to each Interest Reset Period will equal the Prime Rate (as defined below) minus the Spread set forth above.

The "Prime Rate" means, with respect to any Interest Determination Date, the rate set forth on that Interest Determination Date in H.15 (519) under the heading "Bank Prime Loan".

The following procedures will apply if the rate cannot be set as described above:

(a) If the rate is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate will be the rate as published on such Interest Determination Date in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate under the caption ""Bank Prime Loan''.

(b) If the rate is not published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate will be the average (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of the rates publicly announced by each bank on the Reuters Screen USPRIME1 Page as its prime rate or base lending rate for that Interest Determination Date.

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Filed Pursuant to Rule 424(b)(3)
Dated March 8, 2007
Registration Statement No. 333-132807

(c) If fewer than four, but more than one, rates appear on the Reuters Screen USPRIME1 Page, the Prime Rate will be the average of the prime rates (quoted on the basis of the actual number of days in the year divided by a 360-day year) as of the close of business on the Interest Determination Date by four major money center banks in The City of New York selected by the calculation agent.

(d) If fewer than two rates appear, the Prime Rate will be determined based on the rates furnished in The City of New York by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least $500 million and being subject to supervision or examination by a Federal or State authority, as selected by the calculation agent.

(e) If no banks are providing quotes, the rate of interest on the Prime Rate notes will be the same as the rate of interest thereon for the prior interest period.

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 100.000% of the aggregate principal amount less an underwriting discount equal to 0.090% of the principal amount of the Notes.

Institution Lead Managers:	Commitment
Goldman, Sachs & Co.	$237,500,000
Merrill Lynch, Pierce Fenner & Smith Incorporated	$237,500,000

Co-Managers:
The Williams Capital Group, L.P.	$8,750,000
Blaylock & Company, Inc.	$6,250,000
Samuel A. Ramirez & Company, Inc	$5,000,000
Utendahl Capital Group, L.L.C.	$5,000,000
Total	$500,000,000

GE Capital Markets, Inc. will act as a sales agent in connection with the offering and will receive a fee from the underwriters equal to 0.0285% of the principal amount of the notes.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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Filed Pursuant to Rule 424(b)(3)
Dated March 8, 2007
Registration Statement No. 333-132807

Additional Information:

At December 31, 2006, the Company had outstanding indebtedness totaling $425.713 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at December 31, 2006, excluding subordinated notes payable after one year, was equal to $420.811 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,
2002	2003	2004	2005	2006

1.43	1.77	1.87	1.70	1.64

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.